Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus Supplement dated January 6, 2021)	Registration Statement No. 333-232327
M.D.C. Holdings, Inc.
$350,000,000 of 2.500% Senior Notes Due 2031

FINAL TERM SHEET
January 6, 2021

Issuer:	M.D.C. Holdings, Inc.

Security Title:	2.500% Senior Notes due 2031

Principal Amount:	$350,000,000

Trade Date:	January 6, 2021

Settlement Date:
January 11, 2021 (T+3)

We expect that delivery of the notes will be made against payment therefor on or about January 11, 2021 which will be the third business day following the date of pricing of the notes, or “T+3”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisors.

Maturity Date:	January 15, 2031

Interest Rate:	2.500% per annum

Public Offering Price:	100.000%

Yield to Maturity:	2.500%

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing July 15, 2021

Optional Redemption:	Prior to July 15, 2030, the greater of par and make whole at Treasury plus 25 basis points, plus accrued and unpaid interest to the date of redemption

On or after July 15, 2030, at par, plus accrued and unpaid interest to the date of redemption

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustments from time to time upon the occurrence of a change of control and if the debt ratings assigned to the notes by Moody’s, S&P and Fitch (or any replacement ratings agency selected by the Issuer) are all below investment grade, or in the event of certain subsequent upgrades to the debt rating, as set forth in the Preliminary Prospectus Supplement.

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings[1]:	Ba1 (Stable Outlook) (Moody’s) BB+ (Positive Outlook) (S&P) BBB- (Stable Outlook) (Fitch)

CUSIP/ISIN:	552676 AU2 / US552676AU23

Joint Book-Running Managers:	Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. Truist Securities, Inc. BNP Paribas Securities Corp. PNC Capital Markets LLC

Co-Managers:	Regions Securities LLC UMB Financial Services, Inc. WoodRock Securities, L.P.

Global Settlement:	The Depository Trust Company

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling the representatives (toll free):

Citigroup Global Markets Inc.	1-800-831-9146

U.S. Bancorp Investments, Inc.	1-877-558-2607

Truist Securities, Inc.	1-800-685-4786

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.